Northern Dynasty Completes Annual Filings

March 31, 2017- Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) announces that its 2016 Annual Information Form is now available on SEDAR (www.sedar.com) and its Form 40-F is available on EDGAR (www.sec.gov). In addition, the Company’s Audited Consolidated Annual Financial Statements and Management Discussion & Analysis for the fiscal year ended December 31, 2016 have been filed on SEDAR and as a Form 6-K on EDGAR, and posted on the Northern Dynasty website.

The Company also advises that its Audited Consolidated Annual Financial Statements for the fiscal year ended December 31, 2016, included in the Company’s Form 6-K, contained an audit report from its independent registered public accounting firm that includes a going concern emphasis of matter. This information is required by Section 610(b) of the NYSE MKT Company Guide.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114.

Trevor Thomas
Secretary

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, such as those that address the plan to complete certain regulatory filings are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company’s home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission.